

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Heng Fai Ambrose Chan
Chief Executive Officer
Impact BioMedical, Inc..
200 Canal View Boulevard, Suite 104
Rochester, NY 14623

> **Re: Impact BioMedical, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 29, 2021**
> **File No. 333-253037**

Dear Mr. Chan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed September 29, 2021

What are the U.S. federal income tax consequences to me of the Distribution?, page iv

1.   We note your disclosure that the U.S. federal income tax treatment of the issuance of the Impact Shares to DSS shareholders is unclear at this stage. Please clarify, if true, that DSS expects the Distribution to be treated as a taxable non-liquidating distribution to its stockholders as indicated on page 16. Please expand your disclosure on page 16 to indicate the basis for the uncertainty.

Business Overview, page 1

2.   We note your disclosure that you have five wholly owned subsidiaries and six partially owned subsidiaries. Please provide an organizational chart showing this ownership structure and indicate the minority interests held by any related party in your partially

owned subsidiaries.

Equivir, page 2

3.　Please disclose the regulatory status of Equivir in the United States or other appropriate jurisdictions. If this product candidate has not received Pre-Investigational New Drug Application by the FDA, please make that clear.

4.　We note your disclosure that Global BioLife and Sweet Sense have engaged a consulting firm in the biopharmaceutical and life sciences industry to assist in your goal of licensing each of Linebacker and Equivir/Nemovir. Please identify the consulting firm and clarify whether your activities will be limited to licensing arrangements or whether you intend to conduct any pre-clinical or clinical studies on these candidates. Please also provide the disclosure required by Regulation S-K Item 101(h)(4)(viii) and (ix) in an appropriate location in your prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations for the year ended December 31, 2020 as compared to the year ended
December 31, 2019, page 19

5.　We note your results of operations discussion for the year ended December 31, 2020 combines the results of the predecessor and successor companies. Please revise your MD&A to provide a separate discussion of the historical results of the predecessor and the successor periods for 2020.

6.　Additionally please revise your presentation to ensure that your combined results are prepared on a pro forma basis in accordance with Article 11 of Regulation S-X. You should clearly identify this information as being presented on a pro forma basis, explain to your readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation.

7.　We note your reference to allocation of costs from DSS shared resources. Please revise your disclosure to explain how these costs impacted your selling, general and administrative costs. Also tell us how these costs are allocated and why you are not required to disclose this agreement in your related party footnote. Refer to ASC 850-10-50. Please tell us your consideration of the guidance in Staff Accounting Bulletin Topic 1:B.

8.　We note that your research and development costs increased due to continued research and development of acquired product formulations. Please disclose the costs incurred during each period presented for each of your key research and development products/projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations.

Liquidity and Capital Resources, page 19

9. Please revise your discussion of future liquidity and capital resource requirements to analyze material cash requirements from known contractual and other obligations. Specify the type of obligation and the relevant period for the related cash requirements and discuss the anticipated source of funds needed to satisfy such obligations. Refer to Item 303(b)(1) of Regulation S-K.

10. Please revise your MD&A to provide a discussion of your critical accounting estimates. Refer to Item 303(b)(3) of Regulation S-K.

11. We note your disclosure that there was no goodwill impairment at December 31, 2020 or June 30, 2021. Please expand your disclosures to discuss your goodwill impairment testing given your recurring operating losses, negative working capital and negative operating cash flows. Your discussion should address:

    • the percentage by which fair value of your reporting unit exceeded its carrying value at the date of the most recent test;
    • a detailed description of the methods and key assumptions used and how the key assumptions were determined;
    • a discussion of the degree of uncertainty associated with the assumptions; and
    • a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    Refer to Item 303(b)(3) of Regulation S-K.

Business, page 21

12. We note your statement on page 22 that Equivir has "broad antiviral efficacy against multiple types of infectious disease." Determinations of efficacy are solely within the authority of the FDA. Please remove any references to efficacy.

13. We note your disclosure that Linebacker, 3F and Equivir have demonstrated "promising" results or may be "promising" candidates. Please revise your disclosure to focus on the specific factual details of the studies, including the studies conducted and the quantitative information regarding the range of results observed, that lead you to believe that the results are as disclosed. In your prospectus summary, and in this section, clarify whether these results are based on any human trials or were powered for statistical significance. Also, as safety and efficacy determinations are solely within the FDA's authority, please refrain from referring to any results as "promising" since that may imply safety or efficacy or eventual FDA approval.

14. We note your disclosure of various collaborations, joint ventures and partnerships throughout your prospectus. Please include a description of the material terms of the following agreements in the prospectus, including the rights and obligations of the parties

thereto, financial terms including amounts paid to date, aggregate milestone amounts to be paid or received, the royalty range and term, as applicable, term and termination provisions:

- the joint venture with Quality Ingredients, LLC;
- the Royalty Agreement, as amended, any any collaboration agreement with Chemia Corporation;
- the exclusive distribution agreement with BioMed; and
- any agreements with GRDG related to research and development of biomedical products.

With regard to the royalty range, please disclose a royalty range of not more than 10 percentage points.

15. We note your disclosure that Equivir is a patented medication. Please expand your disclosure to clarify the specific products, product groups and technologies to which the patents relate, whether the patents are owned or licensed, the type of patent protection (composition of matter, use, or process), the patent expiration dates, and the jurisdictions of the patents. If the patent is licensed from a third party pursuant to a license agreement, please specify.

16. In addition to the patent information for Equivir, please revise to provide all information required by Regulation S-K Item 101(h)(4)(vii) for Linebacker, Laetose and 3F.

17. Please provide any disclosures required by Regulation S-K Item 103.

DSS Note, page 24

18. We note the disclosure that DSS intends continue to fund the operations of the company through a year from the date the financial statements were available to be issued. Please clarify the end date of this arrangement and indicate whether there is any maximum amount that may be obtained from DSS under this note.

Management, page 27

19. We note your disclosure that your research and development efforts are headed by Mr. Daryl Thompson in his capacity as Director of Scientific Initiatives in Global BioLife Inc. Please provide the disclosures for Mr. Thompson as required by Item 401(c) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 34

20. We note your disclosure that prior to the execution of the Share Exchange Agreement, your ownership of a suite of antiviral and medical technologies was valued at $382 million through a required independent valuation that was completed by Destum Partners. Please file the consent of Destum Partners as required by Securities Act Rule 436.

Exhibit Index, page 40

21.   We note your disclosure on page 1 that Global BioLife has biomedical intellectual property, including intellectual property, assigned to it by one of its shareholders. We also note your disclosure on page 25 that certain services are provided to you and your subsidiaries by GRDG, a related party, pursuant to the Stockholders' Agreement, dated as of December 2020. Please file these agreements as exhibits to your registration statement or tell us why that would not be required.

Interim Financial Statements
Note 5 - Investments , page F-11

22.   Please tell us how you are accounting for your investment in Vivacitas Oncology Inc. and the applicable GAAP guidance used. In this respect we note that the company will be allocated two seats on the board of Vivacitas and the Seller is a related party. Revise your disclosure to provide any disclosure required by ASC 320-10-50, ASC 321-10-50, ASC 323-10-50, or any other applicable guidance.

Annual Financial Statements
Note 1 - Nature of Operations and Basis of Presentation
Nature of Operations, page F-20

23.   We note that you elected to apply pushdown accounting for the acquisition of Impact BioMedical and determined that the fair value of the consideration transferred was approximately $38,319,000. Please reconcile this with your disclosure on page 34 that states total consideration was $50 million. Also explain how the consideration amount was determined.

24.   We also note that you determined that the fair value of certain developed technology and pending patents assets acquired was approximately $22,260,000. Please address the following:

    • explain how you determined the fair value of these assets including a description of the methodology and key assumptions used;
    • given that Alset International Limited is a related party, tell us how you considered SAB Topic 5G when determining the fair value; and
    • explain how you determined the useful lives of the intangible assets acquired.

General

25.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to:

    • describe how and when a company may lose emerging growth company status;

- briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- state your election under Section 107(b) of the JOBS Act:
  - ° if you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - ° if you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darrin M. Ocasio, Esq.